PART I REGISTRATION INFORMATION
PART II RULES 12B-25(b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION

This Form 12b-25 (Amendment No. 1) has been filed to correct the Commission File Number set forth on the cover page of the form. Other than correction of such file number, this Form 12b-25 (Amendment No. 1)
does not amend or otherwise modify the Form 12b-25 filed on April 1, 2002.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

(Amendment No. 1)

Commission File Number: 0-31020

NOTIFICATION OF LATE FILING

(Check One):      [X]  Form 10-K       [   ]  Form 11-K      [   ]  Form 20-F      [   ]  Form 10-Q

[ ]	Form N-SAR

For Period Ended: December 31, 2001

[ ]	Transition Report on Form 10-K	[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form 20-F	[ ]	Transition Report on Form N-SAR
[ ]	Transition Report on Form 11-K

For the Transition Period Ended:______________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:____________________________________________________________

PART I
REGISTRATION INFORMATION

Full name of the registrant Geneva Steel Holdings Corp

Former name if applicable

Geneva Steel Company

Address of principal executive office (Street and number)

10 South Geneva Road

City, state and zip code Vineyard, Utah 84058

PART II
RULES 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, N-SAR or the transition report or a portion thereof could not be filed within the prescribed period (Attach extra sheets if needed):

     Geneva Steel Holdings Corp (the “Company”) filed a voluntary petition under Chapter 11 of Title 11 of the United States Code (the “Case”) on January 25, 2002. The additional burdens of the Case, together with significantly reduced personnel, have resulted in a delay in the completion of the Company’s financial statements and related notes. Since the filing of the Case, the Company’s remaining accounting and financial staff, who are critical to the preparation of the Form 10-K, have been required to devote substantial amounts of time to the reorganization process and related issues. As a result, the Company is unable to file its Form 10-K on the prescribed due date without unreasonable effort or expense.

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PART IV
OTHER INFORMATION

     (1)  Name and telephone number of the person to contact in regard to this notification:

Stephen M. Bunker (Name)	801 (Area Code)	227-9000 (Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes      [   ] No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes      [   ] No

     If so: attach an explanation of anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Exhibit A attached hereto.

Geneva Steel Holdings Corp

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2002	By:	/s/ Stephen M. Bunker

Stephen M. Bunker Vice President of Finance and Treasure

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Exhibit A to Form 12b-25

It is anticipated that net sales decreased to approximately $338 million for the year ended December 31, 2001 as compared to approximately $599 million for the twelve months ended December 31, 2000. The Company had a net loss from continuing operations of approximately $33 million for the twelve months ended December 31, 2000. The net loss for the year ended December 31, 2001 has not yet been determined due to the consequences of the Company’s bankruptcy but is expected to be significantly higher. The Company reported a net loss of approximately $68 million for the nine months ended September 30, 2001.

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